FORMULA SYSTEMS (1985) LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting”, or, the “Meeting") of Formula Systems (1985) Ltd. (the "Company") will be held on Thursday, March 20, 2008, at 10:00 a.m. Israel time, at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel, for the following purposes:

(1)

To elect (a) five directors to the Board of Directors of the Company each to hold office until the next annual general meeting;

(2)

To reappoint BDO Ziv & Haft as the Company's independent registered accounting firm and to authorize the Board of Directors to delegate to the Audit Committee of the Board of Directors the authority to fix their remuneration;

(3)

To approve the adoption of the Company’s 2008 Employee and Office Holders Share Option Plan;

(4)

To approve the compensation to be paid to Mr. Guy Bernstein for his services as an active Chairman of the Board of Directors during the year ended December 31, 2007;

(5)

To approve the compensation to be paid to Mr. Guy Bernstein, who was appointed as Chief Executive Officer of the Company in January 2008;

(6)

To approve the grant of options to Mr. Guy Bernstein for his services as an executive director of the Company; and

(7)

To consider the Consolidated Financial Statements of the Company for the year ended December 31, 2006.

The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Shareholders of record at the close of business on February 21, 2008, are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 3 Abba Eban Blvd., Herzlia, Israel, Attention: Corporate Secretary, together with a proof of ownership ("ishur baalut"), as of the record date, issued by his broker.  Shareholders who attend the Meeting may revoke their proxy and vote their shares in person.  Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s office at the above address no later than ten days following the record date.  Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of Ordinary Shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any Ordinary Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

By Order of the Board of Directors,

February 13, 2008

Herzlia, Israel

Guy Bernstein

Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

3 Abba Eban Blvd., Herzlia, 46725, Israel

___________________________________________________________________________________________

PROXY STATEMENT

___________________________________________________________________________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value per share (the "Ordinary Shares"), of Formula Systems (1985) Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or, the "Meeting") of the Company, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, March 20, 2008, at 10:00 a.m. Israel time, at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 3 Abba Eban Blvd., Herzlia, Israel, Attention: Corporate Secretary, together with a proof of ownership ("ishur baalut"), as of the record date, issued by his broker.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

Proxies are being distributed to shareholders on or about February 14, 2008.  Certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

The Company has, authorized and outstanding, one class of equity securities, designated Ordinary Shares, nominal value of NIS 1.00 per share.  The Company had outstanding on January 31, 2008, 13,200,000 Ordinary Shares, which do not include 24,780 Ordinary Shares which are held by the Company and are treated as treasury shares with no voting power. Each of the 13,200,000 outstanding Ordinary Shares are entitled to one vote per share upon each of the matters to be presented at the Meeting.  Only shareholders of record at the close of business on February 21, 2008, will be entitled to notice of, and to vote at the Meeting.

The holders of twenty-five percent of the outstanding Ordinary Shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two (2) members present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best of the Company’s knowledge, as of January 31, 2008, concerning the number of Ordinary Shares beneficially owned by (a) all shareholders known to the Company to own more than 5% of the Company's Ordinary Shares and (b) all directors and officers of the Company as a group.

Shares Beneficially Owned

Name

Number

Percentage (1)

Emblaze Ltd. (2)

6,613,400

50.1%

Menorah Mivtachim Holdings Ltd. (3)

984,111

7.5%

Clal Insurance Enterprises Holdings Ltd. (4)

707,630

5.4%

All directors and officers as a group (5)

49,500

0.4%

__________________________

(1)

Percentages are based on 13,200,000 Ordinary Shares outstanding as of January 31, 2008.

(2)

Based upon the information contained in a Schedule 13D (amendment no. 3) filed with the Securities and Exchange Commission (“SEC”) by Emblaze Ltd. ("Emblaze") on March 30, 2007.

(3)

Based upon the information contained in a Schedule 13D (amendment no. 1) filed with the SEC by Menorah Holdings Ltd. ("Menorah") on January 17, 2007, with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds (Menorah Insurance Company Ltd., Mivtachim Pension Funds Ltd., Menorah Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.).

(4)

Based upon the information contained in Schedule 13G filed with the SEC by Clal Insurance Enterprises Holdings Ltd. ("Clal") on February 19, 2007 with respect to the aggregate holdings  through provident funds, mutual funds, pension funds and insurance policies and in third party client accounts managed by subsidiaries of Clal.

(5)

It is proposed that at the Annual General Meeting, the shareholders approve the adoption of Company’s 2008 Employee and Office Holders Share Option Plan and the grant of options to purchase 198,000 Ordinary Shares to Mr. Guy Bernstein for his services as a director of the Company. Of the options to be granted to Mr. Bernstein, options to purchase 49,500 Ordinary Shares will become currently exercisable in accordance with the vesting schedule. The remaining options shall vest in installments of 6.25% each, every 3-month period. The options are exercisable at an exercise price of NIS 60 per share (approximately $16.35). The options shall expire six years of the date of grant. For more information, see the proposals described under Item 3 and Item 6 below.

RESOLUTIONS PROPOSED FOR ADOPTION

AT THE ANNUAL GENERAL MEETING

ITEM 1

ELECTION OF DIRECTORS

The Company's Articles of Association provide that the Board of Directors shall consist of such number of directors (not less than three or more than eleven) as may be fixed, from time to time, by the shareholders of the Company. The number of directors who currently serve as members of the Board of Directors is seven, of which two are outside directors as described below. The Board of Directors of the Company has nominated the five persons named below for re-appointment as directors to serve for a period ending on the next annual meeting until their respective successor are duly elected and qualified, unless his or her office is earlier vacated under any relevant provisions of the Articles of Association of the Company.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the five nominees named below as directors.

The following nominees, all of whom currently serve as directors of the Company and whose relevant information and professional background is provided below, have advised the Company that they will continue to serve as directors if re-elected.

Guy Bernstein has served as a director of the Company since November 2006 and as an active Chairman of the Board of Directors during 2007. On January 22, 2008, Mr. Bernstein was appointed Chief Executive Officer of the Company. Mr. Bernstein also serves as the Chief Executive Officer of Emblaze Ltd., the controlling shareholder of the Company, a publicly-traded company listed on the AIM market of the London Stock Exchange, since December 2006. From April 2004 to December 2006, Mr. Bernstein served as the Chief Financial Officer of Emblaze, and he has served as a director of Emblaze since April 2004.  Prior thereto, Mr. Bernstein served as the Chief Financial and Operations Officer of Magic Software Enterprises Ltd., a NASDAQ-listed company, a position he held since 1999. He joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997.  Mr. Bernstein holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a Certified Public Accountant in Israel.

Shimon Laor has served as a director of the Company since November 2006.  He also served as a director of Emblaze and served as its Chief Financial Officer from 1995 to 2000. Since then, he has been engaged in private business initiatives. Mr. Laor also serves as a director of Orca Interactive Ltd. and Visual Defence Inc., partly-owned subsidiaries of Emblaze. Prior to joining Emblaze in August 1995, he served as an economist at the Head Office Foreign Currency Division of the First International Bank of Israel.  Mr. Laor holds a B.A. degree in Economics and Accounting from Tel Aviv University.

Tal Barnoach has served as a director of the Company since November 2006.  Since 1994, Mr. Barnoach has served as Chairman and Chief Executive Officer of S.E.A Multimedia, an AIM-listed company. In addition, he serves as the Chief Executive Officer of BeInSync, a company he co-founded in 2002. Mr. Barnoach also serves as the executive vice chairman of zone IP of Emblaze. From 2000 and until 2003, he served as the Chairman of Icognito and Dotomi. Mr. Barnoach holds a B.A. degree in Economics from the University of Tel Aviv.

Hadas Gazit Kaiser has served as a director of the Company since March 2007. Ms. Gazit Kaiser has served as the Chief Financial Officer and Finance Director of Emblaze Ltd. since December 2006.  Prior thereto, she served as the Vice President-Finance of Emblaze and the Chief Financial Officer of Emblaze Mobile from 2005. From 2003 to 2005, Ms. Gazit Kaiser served as the Budget Control Manager of TTI Team Telecom International Ltd., a NASDAQ-listed company. Prior thereto, Ms. Gazit Kaiser acted as a manager at Kost, Forer Gabbay & Kasierer. Ms. Gazit Kaiser holds a B.A. degree in Economics and Accounting and an M.B.A. degree in Finance, both from Tel Aviv University, and is a Certified Public Accountant in Israel.

Dr. Shlomo Nass has served as a director of the Company since April 2003. Dr. Nass is the President of and a partner in I.G.B. – Israel Global Business, an investment group. Dr. Nass performed various public duties and serves as a director of I.G.B., IRS-TKB International Consultants Ltd., Mivnei Taasiya Ltd., Ayalon Insurance Company Ltd., TAO, N.M.C. and Yuli Shukei Hon Ltd. Dr. Nass holds a B.Sc. degree in Economics and Accounting, an LL.B. degree, and a Ph.D degree in law, all from Bar-Ilan University. He is a Certified Public Accountant in Israel and a member of the Israel Bar.

In addition to the above nominees, the Company has two additional directors, who qualify as "outside directors" as mandated by the Companies Law, 1999 (the "Companies Law"). The Company’s two outside directors were appointed in March 2007, each of which to serve for a three-year period ending in March 2010, in accordance with the provisions of the Companies Law. Following is their biographical information:

Dr. Ronnie Vinkler has served as an outside director of the Company since March 2007. Dr Vinkler is an independent business development and management analysis consultant. He has many years of experience in the Hi-tech industries, projects management and research and development. He also serves as a director of Mofet Israel Technology Fund Ltd. From 2002 to 2003, Dr. Vinkler served as General Manager of Icom Mobile (Israel).  From 2000 to 2002, he served as General Manager of B.I.S. Advanced Software Solutions Ltd. Mr. Vinkler holds a B.Sc. degree in Aeronautical Engineering and Industrial Engineering and Management from Technion, Israel Institute of Technology, and a M.Sc. and Ph.D in Aeronautical Engineering from Caltech, California Institute of Technology.

Ofer Lavie served as an outside director of the Company since March 2007. Mr. Lavie is an independent financial business development consultant.  From 1999 to 2005, Mr. Lavie served as the Chief Financial Officer of Metalink Ltd., a publicly-traded company listed on NASDAQ Global Market and the Tel Aviv Stock Exchange. Mr. Lavie also serves as Chairman of the International Tax Subcommittee of the CFO Forum and as a director of Yozma Pension Fund for Self Employed Ltd. and or Procognia Israel Ltd. Mr. Lavie holds a B.Sc. degree in Economics from Tel Aviv University.

The shareholders of the Company are requested to adopt the following resolution:

"RESOLVED, to appoint Messrs. Guy Bernstein, Shimon Laor, Tal Barnoach and Shlomo Nass  and Ms. Hadas Gazit Kaiser, as directors of the Company."

Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee and the Board of Directors of the Company have recommended the re-appointment of BDO Ziv & Haft, Certified Public Accountants (Israel), to serve as the Company's independent registered accounting firm until next year’s annual general meeting. BDO Ziv & Haft is not a related party of the Company, and has served as the independent auditor of the Company since 1990. The shareholders will also be asked to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the fees paid to the independent registered public accounting firm, as contemplated by the U.S. Sarbanes-Oxley Act. Subject to the authorization of the shareholders, the remuneration of BDO Ziv & Haft will be fixed by the Audit Committee of the Company. With respect to the fiscal year 2006, the Company (including its subsidiaries) paid BDO Ziv & Haft approximately $1,080 for audit services and approximately $221 for tax-related services and other fees.

The shareholders of the Company are requested to adopt the following resolution:

"RESOLVED, to reappoint BDO Ziv & Haft as the Company's independent auditors until next year’s annual general meeting; and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the fees paid to the Company’s independent auditors."

Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3

APPROVAL OF THE ADOPTION OF A SHARE OPTION PLAN

In January 2008, the Board of Directors of the Company approved the adoption of the Company’s 2008 Employee and Office Holders Share Option Plan (the "Plan"). Pursuant to the Plan, the Company may grant from time to time to the Company’s and its subsidiaries’ employees and office holders (which are not controlling shareholders of the Company) options to purchase up to 400,000 Ordinary Shares of the Company. The Plan is administered by the Board of Directors of the Company or by an Option Committee to be appointed by the Board.  The Plan provides that options may be granted to such grantees to be determined by the Board or the Option Committee, at an exercise price to be determined at their sole and absolute discretion.  Under the Plan, options may be granted from time to time through January 2018. The grantee is responsible for all personal tax consequences of the grant and the exercise of options. The options under the Plan shall be issued to a trustee in accordance with Section 102 of the Israeli Income Tax Ordinance [New Version]. The Options shall be granted for no consideration.

In accordance with Nasdaq Marketplace Rule 4350(i)(1)(A) the adoption of the Plan requires shareholder approval.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to approve the adoption of the Company’s 2008 Employee and Office Holders Share Option Plan.”

Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

APPROVAL OF COMPENSATION

OF CHAIRMAN OF THE BOARD

Mr. Guy Bernstein served, during 2007, as an active Chairman of the Board of Directors of the Company. Mr. Bernstein ceased holding this position as Chairman of the Board upon his appointment as the Company’s Chief Executive Officer in January 2008.

In light of the active role taken by Mr. Bernstein in the operations of the Company during his service as Chairman of the Board, the Audit Committee and the Board of Directors of the Company approved (with Mr. Bernstein abstaining), subject to the approval of the shareholders of the Company, the payment of a one-time bonus in an amount equal to 3.3% of the Company's net profit (including capital gains) after tax for the year ended December 31, 2007, as compensation for Mr. Bernstein’s services as Chairman of the Board during the abovementioned period.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

"RESOLVED, to approve the payment of a one-time bonus constituting 3.3% of the Company's net profit for 2007 (including capital gains) after tax, as compensation to Mr. Guy Bernstein for his services as an active Chairman of the Board of Directors of the Company during 2007, as approved by the Audit Committee and the Board of Directors of the Company."

Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution. Whereas Mr. Bernstein has an interest in the foregoing proposed resolution, Mr. Bernstein refrains from making a recommendation with respect to such resolution.

ITEM 5

APPROVAL OF COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires shareholder approval. Mr. Guy Bernstein was appointed as the Chief Executive Officer of the Company in January 2008, and he also serves as a director of the Company. Therefore, Mr. Bernstein’s compensation is subject to shareholder approval. Mr. Bernstein continues to serve as the Chief Executive Officer of Emblaze, the Company's controlling shareholder.

The Audit Committee and the Board of Directors of the Company approved (with Mr. Bernstein abstaining), subject to the approval of the shareholders of the Company, the compensation to be paid to Mr. Bernstein for his services as Chief Executive Officer of the Company pursuant to a service agreement to be entered into between Mr. Bernstein and the Company, as follows:

Beginning in 2008, Mr. Bernstein shall be paid an annual bonus in an amount equal to 3.3% of the net profit of the Company (including capital gains) after tax. An advance of 70% of the bonus shall be paid quarterly, based on the Company's quarterly financial statements, subject to final adjustment at the end of each year. The aforementioned bonus shall be paid to Mr. Bernstein so long as he serves in a senior leading position with the Company, whether as an active Chairman, President or otherwise (after he ceases to serve as the Company's Chief Executive Officer). In the event that the Company terminates its relationship with Mr. Bernstein in a senior leading position, Mr. Bernstein shall be paid the remaining 30% for the past quarters and an additional payment in an amount equal to 100% of the bonus for the next two quarters, based on the Company's net profit in the two quarters prior to the notice of termination. Under the terms of the service agreement, Mr. Bernstein shall be entitled to a 180-day prior notice of termination.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

"RESOLVED, to approve the payment of an annual bonus in an amount equal to 3.3% of the Company's net profit (including capital gains) after tax, for each year of Mr. Bernstein's employment with the Company as the Chief Executive Officer or any other senior leading position, as approved by the Audit Committee and the Board of Directors of the Company."

Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution. Whereas Mr. Bernstein has an interest in the foregoing proposed resolution, Mr. Bernstein refrains from making a recommendation with respect to such resolution.

ITEM 6

APPROVAL OF THE GRANT OF OPTIONS TO MR. GUY BERNSTEIN

FOR HIS SERVICES AS AN EXECUTIVE DIRECTOR OF THE COMPANY

The Audit Committee and the Board of Directors of the Company approved (with Mr. Bernstein abstaining), subject to the approval of the shareholders of the Company and the approval of the adoption of the Company's 2008 Employee and Office Holders Share Option Plan (as proposed at the Meeting under Item 3 above), that Mr. Bernstein be granted, for his services as a director of the Company options to purchase 198,000 Ordinary Shares. The exercise price shall be NIS 60 per Ordinary Share (not linked to the CPI) (approximately $16.35). The vesting period shall be four years, commencing on the date of Mr. Bernstein's appointment to serve as member of the Board of Directors of the Company (i.e. November 20, 2006), on a quarterly basis. The options shall expire six years of the date of grant. Additional terms shall be set out in the grant letter approved by the Board of Directors and the Audit committee.

Subject to the adoption of the resolution proposed in Item 3 above, it is proposed that at the Annual General Meeting, the following resolution be adopted:

"RESOLVED, to approve the grant of options to purchase 198,000 Ordinary Shares to Mr. Guy Bernstein under the Company's 2008 Employee and Office Holders Share Option Plan, for Mr. Bernstein's services as an executive director of the Company, as approved by the Audit Committee and the Board of Directors of the Company."

Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution. Whereas Mr. Bernstein has an interest in the foregoing proposed resolution, Mr. Bernstein refrains from making a recommendation with respect to such resolution.

ITEM 7

CONSIDERATION OF CONSOLIDATED FINANCIAL STATEMENTS

At the Annual General Meeting, the Consolidated Financial Statements of the Company for the year ended December 31, 2006 will be presented to the shareholders for consideration.

The Company's audited financial statements for the year end December 31, 2006 are included in the Annual Report on Form 20-F, which the Company filed with the Securities and Exchange Commission (SEC) on June 29, 2007. Shareholders may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

This item will not involve a vote of the shareholders. The Company will hold a discussion with respect to the financial statements at the Meeting.

OTHER BUSINESS

The Board of Directors knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Guy Bernstein

Chief Executive Officer

Dated: February 13, 2008